UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant To Rule 13a-16 Or 15d-16 of the

Securities Exchange Act of 1934

For the month of October 2026

Commission File Number: 333-251238

COSAN S.A.

(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant’s name into English)

Av. Brigadeiro Faria Lima, 4100, – 16th floor
São Paulo, SP 04538-132 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40‑F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

COSAN S.A.

CNPJ No. 50.746.577/0001-15

NIRE 35.300.177.045

Publicly-held company

CVM Code 19836

MATERIAL FACT

COSAN S.A. (B3: CSAN3; OTC Pink: CSANY) (“Cosan” or the “Company”), pursuant to Resolution No. 44 of the Brazilian Securities and Exchange Commission (“CVM”), hereby informs its shareholders and the market in general that, in the context of the extrajudicial reorganization process of Raízen S.A. (“Raízen”) and pursuant to the agreements in place since its formation, an individual tax settlement was formalized on this date with the Brazilian Attorney General’s Office for the National Treasury (Procuradoria-Geral da Fazenda Nacional) and the Brazilian Federal Revenue Service (Receita Federal do Brasil) (the “Settlement”), covering, among others, Raízen’s federal tax contingencies for which Cosan is economically responsible.

The Settlement, with respect to Cosan’s economic responsibility, covers approximately R$3.2 billion in federal tax contingencies, of which approximately R$2.9 billion, net of judicial deposit balances, were eligible for a 63% discount, resulting in a balance of approximately R$1.1 billion after the discount. To settle this balance, approximately R$870 million in credits arising from tax loss carryforwards and negative tax base of the Social Contribution on Net Income (Contribuição Social sobre o Lucro Líquido) (“Tax Losses”) made available by Cosan to Raízen in the context of the Settlement will be used, with the remaining amount of approximately R$200 million to be paid in cash. The existing judicial deposit balances will also be converted into income under the Settlement.

Accordingly, the Settlement will allow Cosan to reduce approximately R$3.2 billion in federal tax contingencies under its economic responsibility, of which R$3.0 billion were contingencies classified as possible risk of loss, with a net cash disbursement of approximately R$200 million.

Cosan’s participation in the Settlement occurs as an intervening party and does not imply the assumption by the Company of any obligations, guarantees or liabilities toward Raízen or third parties covered by the Settlement, except for the obligations related to the existence and validity of the Tax Losses made available by the Company.

Cosan further clarifies that the Settlement will follow the approval procedures and other steps provided for in the executed instruments, including the validation of the tax credits used, as applicable.

The Company will keep its shareholders and the market in general informed of any relevant developments related to the Settlement.

São Paulo, October 28, 2026.

José Cezário Menezes de Barros Sobrinho

Chief Financial and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 28, 2026

COSAN S.A.
By:	/s/ José Cezário Menezes de Barros Sobrinho
Name: José Cezário Menezes de Barros Sobrinho
Title: Chief Financial Officer